ReTo Eco-Solutions, Inc.

X-702, Runfengdeshangyuan,

60 Anli Road, Chaoyang District

Beijing, People’s Republic of China 100101

VIA EDGAR

December 7, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	ReTo Eco-Solutions, Inc.
Registration Statement on Form F-3
Initially filed August 26, 2022
File No. 333-267101

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReTo Eco-Solutions, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5 p.m. Eastern Time on Friday, December 9, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP